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The Afrikander Lease Limited

Registration Number: 01/06955/06
P O Box 6263 Flamwood 2572 Telephone:018 468 1061 Fax:

02028419

82-34632

SUPPL

Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010
450 Fifth Street, N.W.
Washington D.C. 20549.

9 April 2002

Dear Paul,

Re: The Afrikander Lease Limited disclosure ~~82-5253~~

Please find attached the recent disclosure for your records.

Yours Sincerely

Dean Cunningham
Director

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

dlw 5/7

The Afrikander Lease Share Incentive Trust Limited- Directors Dealing

Release Date: 21/02/2002 10:12:57
Code(s): AFL

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Securities
The Afrikander Lease Share Incentive Trust Limited
ISIN Code : ZAE00000253
Share Code : AFL
Further to section 3.72 of the Listings Requirements, the following should noted:

Director	: Peter Skeat
Date of transaction	: 19 February 2002
Number of shares	: 466 667
Price	: 90 cents per share
Nature of transaction	: Bought
Nature and extent of director's interest in the transaction	: Full beneficiary
Director	: Peter Skeat
Date of transaction	: 19 February 2002
Number of shares	: 166 667
Price	: R1,45
Nature of transaction	: Bought
Nature and extent of director's interest in the transaction	: Full beneficiary
Director	: Dean Cunningham
Date of transaction	: 19 February 2002
Number of shares	: 166 667
Price	: 90 cents per share
Nature of transaction	: Bought
Nature and extent of director's interest in the transaction	: Full beneficiary

Ends.

Aflease - Final Results

Release Date: 07/03/2002 07:00:27

Code(s): AFL

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THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share Code: AFL
ISIN Code: ZAE000000253
" or "the company")

Consolidated Financial Results for the year ended 31 December 2001 and the quarter ended 31 December 2001

	AUDITED YEAR TO 31 DEC 2001	AUDITED YEAR TO 31 DEC 2000	UNAUDITED QUARTER TO 31 DEC 2001	UNAUDITED QUARTER TO 30 SEP 2001	UNAUDITED QUARTER TO 31 DEC 2000
HIGHLIGHTS:-					
GOLD PRODUCED AND SOLD:-					
-KILOGRAMS	1,206	997	253	315	338
-OUNCES	38,774	32,054	8,134	10,127	10,867
CASH OPERATING COST STACKED (RANDS PER TON)	41.63	31.34	54.72	46.36	37.39
CASH OPERATING COST:-					
-RAND / KG	50,709	39,622	68,166	50,340	43,994
-US$ / OZ	184	164	205	185	180
CASH OPERATING PROFIT(R'000)	29,320	23,987	6,584	8,103	7,505
NET EARNINGS (R'000)	16,057	14,665	3,784	4,565	4,845
HEADLINE AND BASIC EARNINGS PER SHARE (CENTS)	13.05	12.77	2.84	3.77	4.15
OPERATING RESULTS:-					
TONNAGE STACKED (TONS)	1,468,857	1,260,476	315,173	342,062	397,744
GOLD PRODUCED AND SOLD (KG)	1,206	997	253	315	338
AVERAGE GRADE STACKED (GMS/TON)	1.26	1.39	1.15	1.20	1.31
GOLD PRICE RECEIVED:-					
-RAND / KG	75,021	63,681	94,190	76,063	66,198
-RAND / OZ	2,333	1,981	2,930	2,366	2,059
-US$ / OZ	270	275	277	276	271
	R'000	R'000	R'000	R'000	R'000
INCOME STATEMENT:-					
REVENUE	90,475	63,490	23,830	23,960	22,375
CASH OPERATING COSTS	72,921	53,546	20,384	17,300	18,026
CASH MOVEMENT IN LOCK-UP	(11,766)	(14,043)	(3,138)	(1,443)	(3,156)
CASH OPERATING PROFIT	29,320	23,987	6,584	8,103	7,505
AMORTISATION AND DEPRECIATION	7,551	5,808	2,014	1,858	1,280
NON-CASH MOVEMENT IN LOCK-UP	(837)	(1,834)	(228)	(74)	(365)
NET FINANCE COSTS	3,193	2,814	217	986	691
CORPORATE COSTS / OTHER	783	232	328	151	472
EXPLORATION EXPENDITURE	2,573	2,302	469	617	582
PROFIT BEFORE TAXATION	16,057	14,665	3,784	4,565	4,845
TAXATION	-	-	-	-	-
NET PROFIT FOR THE YEAR	16,057	14,665	3,784	4,565	4,845
RATIOS:-					
EARNINGS PER SHARE (CENTS):-					
-CASH OPERATING EARNINGS	23.83	20.88	4.94	6.69	6.43
-HEADLINE AND BASIC	13.05	12.77	2.84	3.77	4.15
-FULLY DILUTED	12.83	12.39	2.79	3.69	4.03
WEIGHTED AVERAGE NUMBER -OF ORDINARY SHARES IN ISSUE	123,029,857	114,892,189	133,194,805	121,096,781	116,732,462

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

AUDITED AUDITED

	YEAR ENDED 31 DEC 2001 R'000	YEAR ENDED 31 DEC 2000 R'000
ABRIDGED BALANCE SHEET:-		
ASSETS		
NON-CURRENT ASSETS:-		
-MINING ASSETS	115,548	94,661
-OTHER ASSETS	1,923	-
-INVESTMENTS	8,379	6,691
	125,850	101,352
CURRENT ASSETS:-		
-INVENTORIES	33,376	18,897
-RECEIVABLES AND PREPAYMENTS	10,484	6,294
-AMOUNTS OWING BY RELATED THIRD PARTIES	114	41
-BANK AND CASH BALANCES	17,940	1,360
	61,914	26,592
TOTAL ASSETS	187,764	127,944
EQUITY AND LIABILITIES		
CAPITAL AND RESERVES:-		
-ORDINARY SHARE CAPITAL	2,755	2,369
-SHARE PREMIUM	118,763	89,854
-ACCUMULATED EARNINGS / (LOSSES)	8,970	(7,087)
	130,488	85,136
NON-CURRENT LIABILITIES:-		
-INTEREST BEARING BORROWINGS	23,877	16,785
-REHABILITATION AND CLOSURE COST OBLIGATIONS	4,500	4,500
-AMOUNTS OWING TO RELATED THIRD PARTIES	4,056	2,317
	32,433	23,602
CURRENT LIABILITIES:-		
-TRADE AND OTHER PAYABLES	13,024	11,432
-PROVISIONS	604	551
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	5,217	2,917
-BANK OVERDRAFT BALANCES	5,998	4,306
	24,843	19,206
TOTAL EQUITY AND LIABILITIES	187,764	127,944

	AUDITED YEAR TO 31 DEC 2001 R'000	AUDITED YEAR TO 31 DEC 0 2000 R'000	UNAUDITED QTR TO 31 DEC 2001 R'000	UNAUDITED QTR TO 31 DEC 2000 R'000
ABRIDGED CASH FLOW STATEMENT:-				
CASH FLOW GENERATED FROM / (UTILISED BY) :-				
-OPERATING ACTIVITIES	4,266	3,268	(956)	1,428
-INVESTING ACTIVITIES	(15,992)	(5,021)	(6,263)	(2,747)
-FINANCING ACTIVITIES	26,614	3,531	19,092	4,095
NET INCREASE IN CASH AND CASH EQUIVALENTS	14,888	1,778	11,873	2,776
CASH & CASH EQUIVALENTS -AT BEGINNING OF PERIOD	(2,946)	(4,724)	69	(5,722)
CASH & CASH EQUIVALENTS -AT END OF PERIOD	11,942	(2,946)	11,942	(2,946)

STATEMENT OF CHANGES IN EQUITY:-

	SHARE CAPITAL	SHARE PREMIUM	ACCUM (LOSS)/PROFIT		TOTAL EQUITY
BALANCE AT 31ST DECEMBER 1999	2,285	85,414	(21,752)		65,947
ISSUED DURING THE PERIOD (4,188,000 shares)	84	-	-		84
SHARE PREMIUM	-	4,440	-		4,440
NET PROFIT AFTER TAXATION	-	-	14,665		14,665
BALANCE AT 31ST DECEMBER 2000	2,369	89,854	(7,087)		85,136
ISSUED DURING THE PERIOD (19,300,168 shares)	386	-	-		386
SHARE PREMIUM	-	28,909	-		28,909
NET PROFIT AFTER TAXATION	-	-	16,057		16,057
BALANCE AT 31ST DECEMBER 2001	2,755	118,763	8,970		130,488
	AUDITED YEAR	AUDITED YEAR	UNAUDITED QTR	UNAUDITED QTR	UNAUDITED QTR

	ENDED 31 DEC 2001 R'000	ENDED 31 DEC 2000 R'000	ENDED 31 DEC 2001 R'000	ENDED 30 SEP 2001 R'000	ENDED 31 DEC 2000 R'000
SUPPLEMENTARY INFORMATION:-					
CAPITAL COMMITMENTS	3,000	5,467	3,000	-	5,467
CAPITAL EXPENDITURE	26,633	21,779	18,148	1,122	6,387
LONG TERM BORROWINGS:-					
-FINANCE LEASES:-					
-EXCAVATOR 984C	5,361	-	5,361	5,630	-
-EXCAVATOR 984C	4,778	5,247	4,778	4,939	5,247
-EXCAVATOR 994C	2,686	3,782	2,686	2,988	3,782
-ELUTION PLANT	376	1,749	376	739	1,749
-EXCAVATOR 974B x	2	7,089	-	7,089	- -
	20,290	10,778	20,290	14,296	10,778
LESS:- SHORT-TERM PORTION	(5,217)	(2,917)	(5,217)	(2,931)	(2,917)
	15,073	7,861	15.073	11,365	7,861
THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS.					
LOAN-HEAP LEACH PLANT:-	8,804	8,924	8,804	8,924	8,924
THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25% UNTIL 31/03/2002, THEREAFTER THE INTEREST WILL BE RE-NEGOTIATED.					
TOTAL LONG-TERM BORROWINGS	23,877	16,785	23,877	20,289	16,785

ANNOUNCEMENT

The Afrikander Lease Limited open cast pit and process plant upgrade plan, implemented in September 2001 was completed on budget during February 2002 and will commence full operational service from the second quarter of 2002. Highlights relating to this upgrade which will benefit the mine in the second quarter are summarized below :

OPEN CAST PIT UPGRADE DETAILS

- Excavator Fleet increased by 20% - two new 75-ton excavators;
- Truck Fleet increased by 40% - seven new 85-ton dump trucks;
- High grade pit commenced production and is now producing additional tons for blending; and
- Open cast pit production capacity increased by 35% to 165 000 tpm.

PROCESS PLANT UPGRADE DETAILS

- Process plant upgraded by 40% to treat deeper harder sulphide ore at 165 000 tpm;
- Average crush size reduced by 43% from 8.0 mm to 4.5 mm;
- Recovery increased from 70% to 80% + on sulphides; and
- The overall cycle time to be reduced from 150 to 120 day

SECURITY:-

The finance lease for the elution plant and the loan for the heap-leach plant are secured by R8m of the Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

NOTES TO THE FINANCIAL STATEMENTS:-

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements.

These financial results have been compiled in accordance with statements of Generally Accepted Accounting Practices in South Africa. No dividend has been proposed or declared for the period under review. For the months of January and February 2000 all costs and revenue from gold produced and sold were capitalised as being prior to achieving commercial levels of production.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

* The average rand gold price received for the year 2001 increased by 18% from R63,681/kg to R75,021/kg. The rand price continued its upward trend to around R100,000/kg by year end.
* The operational results for the year 2001 indicate an increase in ounces of gold produced by 21%, from 32,054 oz to 38,774 oz.
* The financial results for the year 2001 indicate an increase in cash operating profits of 22% to R29,320 million resulting in headline earnings per share of 13,05 cents.
* The tonnage stacked and leached for the year 2001 increased by 16.5% to 1,468,857 tons, with the expectation that this will increase further in 2002.
* The net profit for the year increased by 9.5% to R16,057 million.
* Percolation test work relating to the heap leaching of finer crushed ore on the new No 3 Pad has indicated that no fines problems exist.
* The Aflease upgrade plan for the open cast pit and process plant was implemented in September 2001 and completed on budget, by February 2002.

This upgrade will increase tons from the pit and through the plant to 165,000 tpm, reduce product size to 4.5 mm, increase recovery to 80% + and so increase gold production by an approximate 50%.
The funding to implement this plan was achieved through the issue and placing of 14,437,500 shares at 160 cps.

OPERATIONAL DISAPPOINTMENTS

* The December quarter's results are generally down, mostly as a result of lower tonnage and lower recovery from treating deeper (more intensive mining), harder (needs more crusher), sulphides (needs a finer crush) before the new Aflease upgrade had been completed. Consequently cash operating profits are down to R3,784 million, cash operating earnings per share are down to 4,94 cents per share and gold production down to 253 kg.
* Once again the excessive rainfall experienced for the period October 2001 through to January 2002 continued to exceed the norm by 75% which negatively affected the quarter.
* The fabrication, erection and commissioning of the open cast pit and process plant upgrade interrupted operations in the fourth quarter, which with abnormal commissioning costs, negatively affected both tonnage treated and operational costs for the quarter.

OUTLOOK

* Mining commenced in the high grade pay shoot area (Pit No: 2) in January and ore from this pit was being stacked by February 2002.
* The ADR programme with the Bank of New York is anticipated to be operational by March 2002 and will enhance the liquidity of the Aflease shares.
* Quarterly production and financial results for the March 2002 quarter will not substantially reflect the Aflease upgrade plan advantages and is therefore anticipated to be in line with the December quarter at worst.
* The excessively high rainfall experienced during the previous quarter has now abated and a drier and consequently more productive period is expected.
* Various alternatives relating to bring the now viable outer basin assets to account are being evaluated resulting from the higher rand gold price.

On behalf of the Board
P E Skeat D R Cunningham
Houghton
7 March 2002

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The Afrikander Lease Limited- Directors Dealing In Securities

Release Date: 11/03/2002 08:32:46

Code(s): AFL

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ISIN Code: 2AE00000253
Share Code: AFL
Further to section 3.72 of the JSE Securities Exchange SA Listings Requirements, the following information is disclosed:

Director:	Dean Cunningham
Date of transaction:	8 March 2002
Number of shares:	15 000
Price:	2,95 cents per share
Nature of transaction	Sell
Nature and extent of director's interest in the transaction:	Full beneficiary

The Afrikander Lease Limited- Director Dealing In Securities (amendme

Release Date: 11/03/2002 09:15:21
Code(s): AFL

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ISIN Code: ZAE00000253
Share Code: AFL

With reference to the announcement released earlier on SENS today, kindly note that the following should have read:

Further to section 3.72 of the JSE Securities Exchange SA Listings Requirements, the following information is disclosed:

Director:	Dean Cunningham
Date of transaction:	8 March 2002
Number of shares:	15 000
Price:	2,95 cents per share
Nature of transaction	Purchase
Nature and extent of director's interest in the transaction:	Full beneficiary

The Afrikander Lease Limited- Directors Dealing In Securities

Release Date: 11/03/2002 11:18:57
Code(s): AFL

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The Afrikander Lease Limited
ISIN Code : 2AE00000253
Share Code: AFL
Further to section 3.72 of the JSE Securities Exchange SA Listings Requirements, the following information is disclosed:

Director : Dean Cunningham
Date of transaction : 11 March 2002
Number of shares : 10 000
Price : 2,92 cents per share
Nature of transaction: Purchase
Nature and extent of director's interest in the transaction : Full beneficiary
Ends

Afl - New Dr Program

Release Date: 13/03/2002 11:37:10

Code(s): AFL

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AFRIKANDER LEASE LIMITED ("AFL")
NEW DR PROGRAMME

Afrikander Lease Ltd. has established a sponsored DR programme with The Bank of New York. Afrikander Lease Limited holds mineral rights in the Klerksdorp district. These rights include royalty from gold bearing ore from the Afrikander mine, as well as the lease of a uranium bearing block, the company's main block to Vaal Reefs. The following are the pertinent details:-

Effective Date:	12th March 2002
Country of Incorporation:	South Africa
Type of Programme:	Level 1
Stock Exchange:	OTC
Ticker Symbol:	AFKDY
CUSIP Number:	008292203
ISIN Number:	US0082922032
Underlying Share Description:	Common
Ratio (ADR: ordinary share)	1:1
Local Custodian:	ABSA, First Rand Bank, Mercantile Bank,
Stock Exchange:	OTC
Ticker Symbol:	AFKDY
CUSIP Number:	008292203
ISIN Number:	US0082922032
Underlying Share Description:	Common
Ratio (ADR: ordinary share)	1:1
Local Custodian:	ABSA, First Rand Bank, Mercantile Bank, Nedcor, Societe Generale SA, Standard Bank of South Africa
Issuance Fee:	The Bank of New York's South African fee scale applies
Cancellation Fee:	$3-$5 per 100 DRs or part thereof

12th March 2002

The Afrikander Lease Limited - Directors Dealings And Cautionary

Release Date: 04/04/2002 14:17:52
Code(s): AFL

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Announcement
THE AFRIKANDER LEASE LTD ("Aflease")
Registration No.1921/006955/06
Share Codes : AFL (JSE) AFKDY (Nasdaq)
Directors Dealings
Aflease has, over the past few years, established itself as a viable medium sized gold producer, Furthermore, the Aflease board has taken note of the proposed changes envisaged in the new Minerals Bill (to be promulgated later this year), and has positioned itself with an empowerment shareholder, namely Lwami Investments (Pty) Limited ("Lwami"). Consequently, Aflease is well positioned to take advantage of any new opportunities which may occur, with a view to growing its earnings.
Gensec Bank Limited has been authorised to announce that the majority shareholder in Aflease, Benoryn Investments (Pty) Limited ("Benoryn"), has sold 40 million ordinary shares in Aflease to Lwami, a company owned and controlled by black business people. The effective date of the transaction is 3 April 2002.
Mr Peter Skeat, Managing Director of Aflease, is the majority shareholder in Benoryn, which company still has a large shareholding in Aflease. Mr Skeat has agreed to continue in his current position for at least another two years.
The transaction is payable by Lwami to Benoryn in three tranches, as follows:
An initial payment of R60 million has already been made and an additional R20 million is payable on the 14th September 2002.
Benoryn also has a European style option to put a further 16 million Aflease shares to Lwami, at a price of R5.50 per Aflease share, 18 months from the date of signature, subject to a formula which will prevent Lwami acquiring more than 34,99% of the issued share capital in Aflease.
The average price of the aggregate transaction, assuming that the issued share capital remains constant for the next 18 months, is R3.00 per Aflease share.
New board members, reflecting and representing the ownership of the shares referred to above, will be invited to join the board.
Cautionary Announcement
Gensec Bank is authorised to announce that negotiations are in progress which, if successful, could affect the price of Aflease shares. Accordingly, shareholders are advised to exercise caution when dealing in Aflease shares until a further announcement is made.
Johannesburg 3 April 2002
Gensec Bank Limited
Sponsor to Aflease